UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                   LIN Television Corporation
                        (Name of Issuer)

             Common Stock, $.01 Par Value Per Share
                 (Title of Class of Securities)

                           532776 10 1
                         (CUSIP Number)

                         Mark W. Kroloff
                     Cook Inlet Region, Inc.
                         2525 "C" Street
                     Anchorage, Alaska 99503
                         (907) 274-8638
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 28, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Check the following box if a fee is being paid with the statement    [X].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 532776 10 1

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Region, Inc.
               92-0042304

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               3,357,950

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               3,357,950

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               3,357,950

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               11.5%

14       Type Of Reporting Person*
               CO



             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 532776 10 1

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Corporation
               92-0126955

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               3,357,950

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               3,357,950

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               3,357,950

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               11.5%

14       Type Of Reporting Person*
               CO



             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 532776 10 1

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Communications, Inc.
               92-0109612

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               3,357,950

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               3,357,950

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               3,357,950

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               11.5%

14       Type Of Reporting Person*
               CO HC



             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D
CUSIP No. 532776 10 1

1        Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Cook Inlet Communications Corp.
               92-0111344

2        Check The Appropriate Box If A Member Of A Group*
               (a)  [X]
               (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY

______________________________________________________________________________

4        Source Of Funds*
               OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Delaware corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               3,357,950

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               3,357,950

11       Aggregate Amount Beneficially Owned By Each Reporting Person
               3,357,950

12       Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

13       Percent Of Class Represented By Amount In Row (11)
               11.5%

14       Type Of Reporting Person*
               CO HC



             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement relates to shares of Common Stock, $.01 par value per share ("Common Stock") of LIN Television Corporation (the "Issuer"), 4 Richmond Square, Floor 2, Providence, Rhode Island 02906.

Item 2.  Identity and Background

(a)-(b)

     This statement is filed by:

     Cook Inlet Region, Inc., an Alaska corporation ("CIRI"). CIRI's principal business address is 2525 "C" Street, Anchorage, Alaska 99503.

     Cook Inlet Corporation, an Alaska corporation ("CIC"), which is a wholly owned subsidiary of CIRI. CIC's principal business address is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067.

     Cook Inlet Communications, Inc., an Alaska corporation ("CICI"), which is a wholly owned subsidiary of CIC. CICI's principal business address is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067.

     Cook Inlet Communications Corp., a Delaware corporation ("CICC"), which is a wholly owned subsidiary of CICI. CICC's principal business address is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067.

     CIRI, CIC, CICI and CICC are herein referred to collectively as the "Reporting Persons."


     The Executive Officers and Directors of CIRI are as follows:

     Executive Officers

          Chairman and Chief Executive
               Officer                  Roy M. Huhndorf
          President and Chief Operating
               Officer                  Carl H. Marrs
          Senior Vice President         Frank R. Klett
          Senior Vice President         Margaret L. Brown
          Vice President                Craig A. Floerchinger
          Vice President                Mark W. Kroloff
          Vice President                John Monfor
          Vice President                Barbara A. Donatelli
          Vice President                Kirk S. McGee
          Vice President                Gerald G. Booth

          The business address of the executive officers listed above is 2525 "C" Street, Anchorage, Alaska 99503.

     Directors                          Roy M. Huhndorf, Chairman
                                        Charles G. Anderson
                                        B. Agnes Brown
                                        Gerald G. Brown
                                        Allan R. Chase
                                        John N. Colberg
                                        Gosta E. Dagg
                                        William D. English
                                        A. Debbie Fullenwider
                                        Janie Leask
                                        Patrick M. Marrs
                                        William C. Prosser
                                        Leo Stephan
                                        Clare Swan
                                        Robert N. Woodhead

          The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.


     The Executive Officers and Directors of CIC are as follows:

     Executive Officers

          President and Chief Executive
               Officer                  Roy M. Huhndorf
          Vice President                Stephen C. Hillard
          Vice President                Carl H. Marrs
          Vice President                Mark W. Kroloff
          Vice President                Mark D. Adolph
          Vice President                Craig A. Floerchinger

          The business address of Mr. Hillard and Mr. Adolph is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067. The business address of the other executive officers listed above is 2525 "C" Street, Anchorage, Alaska 99503.

     Directors                          Roy M. Huhndorf, Chairman
                                        Charles G. Anderson
                                        B. Agnes Brown
                                        Patrick M. Marrs
                                        Leo Stephan
                                        Robert N. Woodhead

          The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.


     The Executive Officers and Directors of CICI are as follows:

     Executive Officers

          President                     Roy M. Huhndorf
          Vice President                Stephen C. Hillard
          Vice President                Mark W. Kroloff
          Vice President                Carl H. Marrs
          Vice President                Craig A. Floerchinger
          Vice President                Mark D. Adolph

          The business address of Mr. Hillard and Mr. Adolph is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067. The business address of the other executive officers listed above is 2525 "C" Street, Anchorage, Alaska 99503.

     Directors                          Roy M. Huhndorf, Chairman
                                        B. Agnes Brown
                                        Patrick M. Marrs
                                        Leo Stephan

          The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.


     The Executive Officers and Directors of CICC are as follows:

     Executive Officers

          President and Chief Executive
               Officer                  Roy M. Huhndorf
          Vice President                Stephen C. Hillard
          Vice President                Mark W. Kroloff
          Vice President                Craig A. Floerchinger
          Vice President                Mark D. Adolph
          Vice President                Carl H. Marrs

          The business address of Mr. Hillard and Mr. Adolph is 1800 Avenue of the Stars, Suite 450, Los Angeles, California 90067. The business address of Mr. Huhndorf is 2525 "C" Street, Anchorage, Alaska 99503.

     Directors
          Chairman                      Roy M. Huhndorf
          Director                      B. Agnes Brown
          Director                      Patrick M. Marrs
          Director                      Leo Stephan

          The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.


(c) Cook Inlet Region, Inc. is one of the 12 regional corporations established by Congress under the terms of the Alaskan Native Claims Settlement Act of 1971. The principal lines of business of CIRI are oil field services, natural resource development and real estate.

     The principal business of Cook Inlet Corporation is to manage its subsidiaries' investments in communications businesses.

     Cook Inlet Communications, Inc. is a holding company and holds the stock of CICC.

     Cook Inlet Communications Corp. is a holding company and holds the stock of Issuer.

     The present principal occupations of the officers and directors of CIRI, CIC, CICI and CICC are as follows:

     Mark D. Adolph, Vice President, Finance and Tax Administration, Cook Inlet Corporation.

     Charles G. Anderson, Proprietor, Charles G. Anderson & Associates.

     Gerald G. Booth, Vice President, Energy & Minerals, Cook Inlet Region,
     Inc.

     B. Agnes Brown, President, Arctic Tug & Barge, Co, Inc. and President, Kaloa & Company, Inc.

     Gerald G. Brown, President, Alaska Supply, Inc.

     Margaret L. Brown, Senior Vice President, Oil & Gas, Cook Inlet Region,
     Inc.

     Allan R. Chase, self employed, property management.

     John N. Colberg, Retired Chairman, Cook Inlet Region, Inc.

     Gosta E. Dagg, Attorney, Private Practice.

     Barbara A. Donatelli, Vice President, Administration, Cook Inlet Region,
     Inc.

     William D. English, Vice President and Director, Northern Television,
     Inc.

     Craig Floerchinger, Vice President, Finance and Assistant Treasurer, Cook Inlet Region, Inc.

     A. Debbie Fullenwider, Public Relations, Federal Emergency Management Agency, Region X.

     Stephen C. Hillard, Vice President and Secretary, Cook Inlet
     Corporation.

     Roy M. Huhndorf, Chairman and Chief Executive Officer, Cook Inlet Region, Inc.

     Frank R. Klett, Senior Vice President, Cook Inlet Region, Inc.

     Mark W. Kroloff, Vice President, General Counsel and Assistant Secretary, Cook Inlet Region, Inc.

     Janie Leask, Vice President for Community Development, National Bank of Alaska.

     Carl H. Marrs, President and Chief Operating Officer, Cook Inlet Region,
     Inc.

     Patrick M. Marrs, Owner and President, Communications North, Inc.

     Kirk S. McGee, Vice President, Real Estate, Cook Inlet Region, Inc.

     John Monfor, Vice President and Special Assistant to the President, Cook Inlet Region, Inc.

     William C. Prosser, Managing Partner, Huffman Hills Development Company.

     Leo Stephan, Retired.

     Clare Swan, Tribal Chair and Executive Director, Kenaitze Indian Tribe.

     Robert N. Woodhead, Meter Technician and Journeyman Lineman, Chugach Electric Association.


(d) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule 13D, any of the officers and directors of such persons set forth above, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule 13D, any of the officers and directors of such persons set forth above, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

(f) To the best knowledge of the persons filing this Schedule 13D, each of the officers and directors of the corporations listed above are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     CICC exchanged substantially all of its assets and certain liabilities in consideration for 3,357,950 shares of Common Stock and approximately $120 million in cash from Issuer on December 28, 1994. This transaction is described in further detail in response to Item 4.


Item 4.  Purpose of Transaction

     On December 28, 1994 CICC sold and transferred, and Issuer purchased and assumed, substantially all the assets and certain liabilities of CICC, consisting primarily of television station WTNH-TV (the "Station Sale"), in exchange for (1) 3,357,950 shares of Common Stock and (2) approximately $120 million in cash. The Station Sale was effected pursuant to that Asset Purchase Agreement dated as of June 7, 1994 by and among LIN Broadcasting Corporation ("LIN Broadcasting"), Issuer, CICI and CICC (as subsequently amended on September 26, 1994 and December 6, 1994) (the "Purchase Agreement").

     In connection with the Station Sale, CICC, Issuer and McCaw Cellular Communications, Inc. ("McCaw") entered into a Stockholders Agreement, dated as of December 28, 1994 (the "Stockholders Agreement.") Pursuant to the Stockholders Agreement, CICC and McCaw agreed to vote their shares of Common Stock to cause the board of directors of Issuer to consist of 10 members, one of whom is designated by CICC, six of whom are designated by McCaw and three of whom are designated by McCaw to serve as independent directors if required by the Television Private Market Value Guarantee dated December 28, 1994 between McCaw and Issuer. The Stockholders Agreement further provides that McCaw will use its best efforts, until December 28, 1996, to cause the compensation committee of Issuer's board to consist of one independent director, one director designated by McCaw and the director nominated by CICC.

     CICC's right to nominate a director ceases upon its becoming the beneficial holder of less than 3.5% of the outstanding Common Stock. Roy M. Huhndorf, Chief Executive Officer of each of the Reporting Persons, was elected to Issuer's board of directors upon the closing of the Station Sale on December 28, 1994. If the director nominated by CICC ceases to serve on the Issuer's board, CICC may designate a replacement director.

     Neither CICC nor McCaw may assign or transfer any Common Stock to an affiliate or member of a group (as defined in Rule 13d-5 under the Securities Exchange Act of 1934) that includes the transferor or any of its affiliates, unless the transferee agrees to be bound by the Stockholders Agreement.

     The Stockholders Agreement is terminable upon the earliest to occur of:
(a) the tenth anniversary of its execution, provided that at any time within two years before such date (or such later termination date if the Stockholders Agreement has been previously extended), the parties may by written agreement extend its duration for an additional period not to exceed ten years; (b) with respect to CICC only, written notice to the other parties, provided that CICC and its affiliates and group members beneficially own in the aggregate less than 1% of the outstanding shares of Common Stock; and (c) with respect to McCaw only, written notice to the other parties, provided that McCaw and its affiliates and group members beneficially own in the aggregate less than 5% of the outstanding shares of Common Stock.

     While CIRI and its subsidiaries, including the Reporting Persons, have no present plans to purchase additional shares of Common Stock in the open market or otherwise, they could determine to do so depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons have any present plans to sell any of shares of Common Stock held by them, they could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the shares held by them. CICC and the Issuer are parties to a Registration Rights Agreement as described under Item 6 below.

     Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer; an extraordinary corporate transaction involving Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; a change in the present Board of Directors or management of Issuer; a material change in the present capitalization or dividend policy of Issuer; any other material change in Issuer's business or corporate structure; changes in Issuer's charter or bylaws or other actions that might impede the acquisition of control of Issuer by any other person; causing securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.



Item 5.  Interest in Securities of the Issuer

     (a) CICC is the holder and beneficial owner of 3,357,950 shares of Common Stock, representing 11.5% of the outstanding shares of Common Stock of Issuer. Each of CIRI, CIC and CICI controls CICC and thus may be considered to have beneficial ownership of such shares.

     (b) Each of the corporations named in Item 5(a) above shares voting and investment power with respect to the 3,357,950 shares held by CICC with each of the other corporations named therein.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

     Pursuant to the Stockholders Agreement, CICC and McCaw agreed to vote their shares of Common Stock to cause the board of directors of Issuer to consist of 10 members, one of whom is designated by CICC, six of whom are designated by McCaw and three of whom are designated by McCaw to serve as independent directors if required by the Television Private Market Value Guarantee dated December 28, 1994 between McCaw and Issuer. The Stockholders Agreement further provides that McCaw will use its best efforts, until December 28, 1996, to cause the compensation committee of Issuer's board to consist of one independent director, one director designated by McCaw and the director nominated by CICC.

     CICC's right to nominate a director ceases upon its becoming the beneficial holder of less than 3.5% of the outstanding Common Stock. Roy M. Huhndorf, Chief Executive Officer of each of the Reporting Persons, was elected to Issuer's board of directors upon the closing of the Station Sale on December 28, 1994. If the director nominated by CICC ceases to serve on the Issuer's board, CICC may designate a replacement director.

     Neither CICC nor McCaw may assign or transfer any Common Stock to an affiliate or member of a group (as defined in Rule 13d-5 under the Securities Exchange Act of 1934) that includes the transferor or any of its affiliates, unless the transferee agrees to be bound by the Stockholders Agreement.

     The Stockholders Agreement is terminable upon the earliest to occur of:
(a) the tenth anniversary of its execution, provided that at any time within two years before such date (or such later termination date if the Stockholders Agreement has been previously extended), the parties may by written agreement extend its duration for an additional period not to exceed ten years; (b) with respect to CICC only, written notice to the other parties, provided that CICC and its affiliates and group members beneficially own in the aggregate less than 1% of the outstanding shares of Common Stock; and (c) with respect to McCaw only, written notice to the other parties, provided that McCaw and its affiliates and group members beneficially own in the aggregate less than 5% of the outstanding shares of Common Stock.

Registration Rights Agreement

     CICC and Issuer are parties to a Registration Rights Agreement dated as of December 28, 1994. Pursuant to the Registration Rights Agreement, Issuer has agreed, under certain conditions and subject to certain limitations, to use its reasonable efforts to effect the registration under the Securities Act of 1933 (the "1933 Act") of the shares of Common Stock held by CICC. Holders of 20% of registrable shares may demand up to two such registrations prior to December 28, 2001. In addition, until December 28, 2001, the Issuer will use its reasonable efforts to include, upon request, registrable shares in a registration of Common Stock under the 1933 Act by the Issuer on a registration form and in a manner that would permit registration of registrable shares for sale to the public, subject to certain limitations.
The Issuer has agreed, subject to certain conditions and limitations, to use all reasonable efforts (1) to register shares of Common Stock for resale by CIRI and its subsidiaries in a firm-commitment underwritten public offering of at least $2 million or in one or more sales during a consecutive 45-day period, and (2) to keep such registration effective until the earliest of (a) two years after the request, (b) December 28, 1997 or (c) such time as all registrable shares have been disposed of by CIRI and its subsidiaries. The Issuer has agreed to pay all expenses of registration. The Issuer and CICC have agreed to customary indemnification and contribution provisions for certain liabilities relating to the registration of the Common Stock.

Purchase Agreement

     Pursuant to the Purchase Agreement, LIN Broadcasting and Issuer have agreed to indemnify CICC for certain losses incurred by the Issuer. Under certain circumstances, the amount of such indemnification will be based on CICC's percentage ownership interest in Issuer's Common Stock as of the date Issuer first learns of the circumstances resulting in such loss, and is subject to a threshold.


Item 7.  Material to Be Filed as Exhibits

     1. Asset Purchase Agreement dated June 7, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications Inc.

     2. First Amendment to Asset Purchase Agreement dated September 26, 1994 among LIN Broadcasting Corporation, LIN Television
          Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc.

     3. Second Amendment to Asset Purchase Agreement dated September 26, 1994 among LIN Broadcasting Corporation, LIN Television
          Corporation, Barclays Bank, PLC, Nationsbank of Texas, N.A., The Bank of Nova Scotia, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc.

     4. Stockholders Agreement among LIN Television Corporation, McCaw Cellular Communications, Inc. and Cook Inlet Communications Corp. dated as of December 28, 1994.

     5. Registration Rights Agreement dated December 28, 1994 between LIN Television Corporation and Cook Inlet Communications Corp.

     6.   Statement of Reporting Persons pursuant to Rule 13d-1(f)

Signature

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



Dated this 6th day of January, 1995.




COOK INLET REGION, INC.*           COOK INLET CORPORATION



By:   /s/ Mark W. Kroloff          By:   /s/ Mark D. Adolph
    Mark W. Kroloff                    Mark D. Adolph
    Vice President                     Vice President



COOK INLET COMMUNICATIONS, INC.    COOK INLET COMMUNICATIONS CORP.



By:   /s/ Mark D. Adolph           By:   /s/ Mark D. Adolph
    Mark D. Adolph                     Mark D. Adolph
    Vice President                     Vice President




*In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. section 1625.